

September 6, 2013

<u>Via E-mail</u>
Scott D. McKinlay, Esq.
Senior Vice President and General Counsel
Springleaf Holdings, LLC
601 N.W. Second Street
Evansville, IN 47708

> **Re:** **Springleaf Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed August 16, 2013**
> **File No. 333-190653**

Dear Mr. McKinlay:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please include the information required by Item 12A of Form S-1 within the prospectus.

Registration Statement Cover Page

2. Please revise the fee table to reflect the aggregate offering price should the overallotment option be exercised.

Prospectus Cover Page

3. Please provide the information required by Item 501(b)(8) of Regulation S-K as it pertains to the underwriters of the offering.

Prospectus Summary, page 1

High Quality Underwriting…, page 2

4. Please balance the disclosure with mention of the risks that you reference in the second risk factor on page 18.

Industry-Leading Loan Performance, page 3

5. We note your disclosure that the Company's loans "continued to experience single-digit charge-off rates compared to double-digit charge-off rates for other lenders in [the Company's] industry." Please provide support for this statement or remove the disclosure in its entirety. Make similar revisions under "Business" on page 84. Please also balance the disclosure since your now discontinued real estate operations did not perform well.

Our History and Corporate Information, page 4

6. Please include a discussion of the recent changes you have made to your business strategy including the restructuring of the business, major staff cuts, and closing of branches, etc.

Our Principal Stockholders, page 5

7. Please include an ownership chart.

Risk Factors, page 14

8. Please put the risk factor headings in bold type or otherwise offset them so that they are easily identifiable.

Our branch loan approval process is decentralized…, page 18

9. Here or in a separate risk factor, please discuss the risks that the Company's new internet lending branch will pose to consistency in the loan approval process.

Our current ratings…, page 29

10. Please list your current debt ratings.

Use of Proceeds, page 39

11. State the principal reasons for the offering at this time since you have not stated specific plans for the proceeds. See Item 504 of Regulation S-K.

Management's Discussion and Analysis…, page 48

General

12. On page F-16, you disclose that effective March 31, 2013 you changed your charge-off policies for personal loans. Please tell us in detail and revise to disclose:

    a. why you changed your policy,

    b. how the change was incorporated in your allowance for loan loss methodology,

    c. the quantified impact of the change on your provision/allowance for finance receivable losses during the period you adopted the change, and

    d. how you expect this change to impact future financial results and credit trends.

13. On page 53, you disclose that you sold charged-off finance receivables during the quarter ended June 30, 2013. It appears you recorded the proceeds as an increase to the allowance for finance receivable losses. Please tell us how you determined that it was appropriate to record the credit to the allowance for finance receivable losses as opposed to recording a gain on the sale in other revenues. Please identify any specific authoritative or non-authoritative accounting guidance supporting your presentation.

14. Please tell us the name of the entity to which you sold the charged-off finance receivables and tell us if the entity is a related party. To the extent you believe the sale of charged-off finance receivables will become a trend impacting future financial results, please disclose this fact and other relevant information.

15. On page 54, you disclose that effective December 31, 2012 you changed your assumptions with respect to estimating the initial fair value of real estate owned.

    a. Please tell us in detail and revise to disclose the changes you made to your assumptions, the reasons for changing them and the quantified impact of the change on financial results at December 31, 2012.

    b. Please revise to discuss how you expect this change to impact future financial results.

Recent Developments, page 50

16. Please state why, despite efforts to liquidate its current real estate portfolio, the Company purchased an interest in a third party portfolio that contains loans secured by subordinate residential real estate mortgages. Make corresponding revisions to "Business" starting on page 83.

Results of Operations, page 54

17. We note that a portion of the Company's "Other Revenues" was attributable to foreign exchange transaction gains. Please indicate the nature of these gains and whether or not they are expected to be one-time gains.

18. We note the disclosure pertaining to restructuring activities. Please provide similar disclosure in the Prospectus Summary starting on page 1.

Critical Accounting Policies and Estimates – Allowance for Finance Receivable Losses, page 80

19. We note you changed your allowance for finance receivable losses for consumer loans in 2011, and retail sales finance and real estate loans in 2012. Please revise to disclose:

   a.   why you changed your allowance methodology in 2011 and 2012,

   b.   the quantified impact of the change on your provision/allowance for finance receivable losses during the period you adopted the change, and

   c.   how you expect the change to impact future financial results and credit trends.

20. Please provide us an example calculation of the allowance for finance receivable losses under a roll rate-based model and under a migration model. Please provide supporting commentary that identifies the key differences between the models, explains the strengths and weaknesses of each model, explains the impact on the allowance for finance receivable losses (i.e. - direction and variability) and the underlying reasons for different results of each model.

21. You disclose that you adjust the amounts determined by the roll-rate based model in determining your allowance for finance receivable losses. Please provide us the quarterly adjustment recorded from September 30, 2011 to the most recent quarter. Please provide supporting commentary for the amount recorded each quarter, tell us why the amount increased or decreased as compared to the prior period end and discuss the facts and circumstance related to any trends in this amount.

Business, page 83

Competition, page 93

22. Please provide a more detailed discussion of the Company's competition. Consider the items included under Item 101(c)(1)(x) of Regulation S-K, including, but not limited to, an estimate of the number of competitors and the Company's competitive position. Please also make corresponding revisions to future Exchange Act filings.

Management, page 94

2012 Summary Compensation Table, page 104

23. We note that "Other Compensation" listed for Messrs. Levine and Anderson in the Table does not match the detail provided in footnotes 8 and 10, respectively. In accordance with Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K, please describe each item that comprises "Other Compensation" under footnotes 8 and 10. Please also make corresponding revisions to future Exchange Act filings.

Potential Payments and Benefits on Termination, page 109

24. We note that Messrs. Breivogel and Cole separated from the Company on December 31, 2012 and receive certain benefits as a result of their separation. Please describe the benefits that each will receive annually.

Financial Statements

Note 2. Summary of Significant Accounting Policies – Allowance for Finance Receivable Losses, page F-61

25. You refer to temporary financial problems in your discussion of deferments. The guidance in ASC 310-40 refers only to a debtor experiencing financial difficulties and does not appear to distinguish between temporary or other than temporary financial difficulties. Please address the following:

   a. Tell us how you applied the guidance to determine whether a debtor is experiencing financial difficulties in evaluating whether a deferment meets the Troubled Debt Restructuring criteria.

   b. Clarify if you consider whether the financial difficulty is temporary or other than temporary and how that determination impacts your conclusion. Please revise to clarify your disclosure as appropriate.

Note 25. Fair Value Measurements, page F-128

26. On page F-61, you disclose that appraisals or real estate brokers' or appraisers' estimate of value are one factor considered in establishing an appropriate valuation for Real Estate Owned; however, you are ultimately responsible for the valuation established. On page F-136, you disclose that you applied the third party exception which allows you to omit certain quantitative disclosures about unobservable inputs. ASC 820-10-50-2-bbb provides for an exception in cases where an entity uses third party valuation information without adjustment. Please clarify your disclosure and tell us if you utilize third party valuation information without adjustment for your REO and other items which you rely on the third party

exception. If not, please revise to disclose the information required by ASC 820-10-50-2-bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd Schiffman

Todd Schiffman
Assistant Director

cc.   <u>Via E-mail</u>
       Michael Schwartz
       Gregory Fernicola
       Skadden, Arps, Slate, Meagher & Flom LLP